Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table presents our ratio of earnings to fixed charges for the periods indicated:

	Successor		Predecessor
	Year Ended December 31,	October 2 Through December 31,	January 1 Through October 1,	Year Ended December 31,
	2013	2012	2012	2011	2010		2009
	(dollars in millions)
Income (loss) before income taxes	$(417)	$(113)	$121	$(575)	$(453)		$(1,155)
Less:
Undistributed earnings (losses) from continuing operations	—	—	—	—	(62)		(72)
Add:
Interest expense and other financing costs, including loss on extinguishment of debt	102	16	97	360	363		446
Interest component of rental expense	2	—	1	116	99		147
Earnings (loss) as adjusted	$(313)	$(97)	$219	$(99)	$71		$(490)
Fixed charges:
Interest expense and other financing costs, including loss on extinguishment of debt	$102	$16	$97	$360	$363		$446
Capitalized interest	2	—	5	12	15		24
Interest component of rental expense	2	—	1	116	99		147
Fixed charges	$106	$16	$103	$488	$477		$617
Ratio of earnings to fixed charges	(a)	(a)	2.13	(a)		(a)	(a)

(a)                   For the years ended December 31, 2009, 2010,  2011, for the period from October 2 through December 31, 2012 and the year ended December 31, 2013 earnings were insufficient to cover fixed charges by $1,107 million, $406 million, $587 million, $113 million and $419 million, respectively.